Free Writing Prospectus
Dated August 9, 2012
Filed Pursuant to Rule 433
Registration Statement No. 333-183190

Dunkin’ Brands Announces Secondary Offering and Repurchase of its Common Stock

CANTON, Mass., August 9, 2012 – Dunkin’ Brands Group, Inc. (Nasdaq: DNKN) (the “Company”), the parent company of Dunkin’ Donuts (DD) and Baskin-Robbins (BR), today announced that certain of its stockholders (the “Selling Stockholders”) intend to offer for sale in an underwritten secondary offering approximately 21 million shares of its common stock pursuant to the Company’s shelf registration statement filed with the Securities and Exchange Commission. The Selling Stockholders will receive all of the proceeds from this offering. No shares are being sold by the Company.

Citigroup will act as sole underwriter for the offering.

In addition, the Company announced that it has entered in a share repurchase agreement with certain of the Selling Stockholders pursuant to which it intends to repurchase 15 million shares of its common stock from such Selling Stockholders concurrently with the closing of the offering. The share repurchase will be effected in a private, non-underwritten transaction at a price per share equal to the price per share being paid by the underwriter to the Selling Stockholders in the offering. The Company expects to fund the repurchase with borrowings under its recently upsized term loan facility and cash on hand. The closing of the share repurchase is contingent on the closing of the offering. The closing of the offering is not contingent on the closing of the share repurchase.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at: www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus relating to the offering, when available, may be obtained from: Citigroup, Brooklyn Army Terminal, 140 58th Street, Brooklyn, NY 11220, (Tel: 800-831-9146).

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About Dunkin’ Brands Group, Inc.

With approximately 17,000 points of distribution in nearly 60 countries worldwide, Dunkin’ Brands Group, Inc. (Nasdaq: DNKN) is one of the world’s leading franchisors of quick service restaurants (QSR) serving hot and cold coffee and baked goods, as well as hard-serve ice cream. At the end of the second quarter 2012, Dunkin’ Brands’ nearly 100 percent franchised business model included more than 10,000 Dunkin’ Donuts restaurants and nearly 7,000 Baskin-Robbins restaurants. For the full-year 2011, the company had franchisee-reported sales of approximately $8.3 billion. Dunkin’ Brands Group, Inc. is headquartered in Canton, Mass. The Company’s website is located at www.dunkinbrands.com.

Forward-Looking Statements

Certain statements contained herein are not based on historical fact and are “forward-looking statements” within the meaning of the applicable securities laws and regulations. Generally, these statements can be identified by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “feel,” “forecast,” “intend,” “may,” “plan,” “potential,” “project,” “should,” “would,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risk and uncertainties include, but are not limited to: our ability to consummate the share repurchase and the consummation of the offering by the selling stockholders, the ongoing level of profitability of franchisees and licensees; changes in working relationships with our franchisees and licensees and the actions of our franchisees and licensees; our master franchisees’ relationships with subfranchisees; the strength of our brand in the markets in which we compete; changes in competition within the quick-service restaurant segment of the food industry; changes in consumer behavior resulting from changes in technologies or alternative methods of delivery; economic and political conditions in the countries where we operate; our substantial indebtedness; our ability to protect our intellectual property rights; consumer preferences, spending patterns and demographic trends; the success of our growth strategy and international development; changes in commodity and food prices, particularly coffee, dairy products and sugar, and other operating costs; shortages of coffee; failure of our network and information technology systems; interruptions or shortages in the supply of products to our franchisees and licensees; the impact of food borne-illness or food safety issues or adverse public or media opinions regarding the health effects of consuming our products; our ability to collect royalty payments from our franchisees and licensees; the ability of our franchisees and licensees to open new restaurants and keep existing restaurants in operation; our ability to retain key personnel; any inability to protect consumer credit card data and catastrophic events.

Forward-looking statements reflect management’s analysis as of the date of this press release. Important factors that could cause actual results to differ materially from our expectations are more fully described in our other filings with the Securities and Exchange Commission, including under the section headed “Risk Factors” in our most recent annual report on Form 10-K. Except as required by applicable law, we do not undertake to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact(s):

Stacey Caravella (Investors)	Michelle King (Media)
Director, Investor Relations	Director, Global Media Relations
Dunkin’ Brands Group, Inc.	Dunkin’ Brands Group, Inc.
investor.relations@dunkinbrands.com	michelle.king@dunkinbrands.com
781-737-3200	781-737-5200